Exhibit (a)(5)(B)

Oppenheimer Holdings Inc. Announces Preliminary Results of Modified Dutch Auction Tender Offer

New York — June 29, 2023 — Oppenheimer Holdings Inc. (the “Company”) (NYSE: OPY) today announced preliminary results of its modified “Dutch auction” tender offer which expired at 11:59 p.m., New York City time, on Wednesday, June 28, 2023.

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer (the “Depositary”), a total of 437,183 shares of the Company’s Class A non-voting common stock, par value $0.001 per share (each, a “Share”), were properly tendered and not properly withdrawn at or below a purchase price of $40.00 per Share, including 8,143 Shares that were tendered by notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer and based on the preliminary count by the Depositary, the Company expects to purchase 437,183 Shares through the tender offer at a price of $40.00 per Share, for an aggregate cost of approximately $17.49 million, excluding fees and expenses relating to the tender offer. As the Company expects to accept for purchase all of the Shares which were properly tendered and not properly withdrawn at a price at or below $40.00 there is no proration factor. The total of 437,183 Shares that the Company expects to purchase represents approximately 4.0% of the Company’s currently outstanding Shares as of June 28, 2023.

The number of Shares expected to be purchased by the Company, the purchase price per Share, and the total purchase price are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the Depositary and is based on the assumption that all Shares tendered through notice of guaranteed delivery will be delivered within the two-trading day settlement period. The final number of Shares to be purchased by the Company, the final purchase price per Share, and the final total purchase price will be announced following the expiration of the guaranteed delivery period and completion by the Depositary of the confirmation process. Payment for the Shares accepted for purchase under the tender offer will occur promptly thereafter.

Oppenheimer & Co. Inc. acted as dealer manager for the tender offer and D.F. King & Co., Inc. acted as information agent for the tender offer. Holders of the Shares who have questions or would like additional information about the tender offer may contact D.F. King & Co., Inc. at (866) 828-6934 or OPY@dfking.com and Oppenheimer & Co. Inc. at (212) 668-8000 or info@opco.com.

Company Information

Oppenheimer Holdings Inc., through its operating subsidiaries, is a leading middle market investment bank and full service broker-dealer that is engaged in a broad range of activities in the financial services industry, including retail securities brokerage, institutional sales and trading, investment banking (corporate and public finance), equity and fixed income research, market-making, trust services, and investment advisory and asset management services. With roots tracing back to 1881, the Company is headquartered in New York and has 92 retail branch offices in the United States and institutional businesses located in London, Tel Aviv, and Hong Kong.

Forward-Looking Statements

This press release includes certain "forward-looking statements" relating to anticipated future performance. For a discussion of the factors that could cause future performance to be different than anticipated, reference is made to Factors Affecting "Forward-Looking Statements" and Part 1A – Risk Factors in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 and Annual Report on Form 10-K for the year ended December 31, 2022.